MASNET No. 75 OF 10.05.2004
Announcement No. 75

82-5709

SEMBCORP INDUSTRIES LTD

RECEIVED
2004 MAY 20 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEMBCORP INDUSTRIES AND ITS SUBSIDIARIES FIRST QUARTER FINANCIAL STATEMENTS

1Q2004-10052004.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/05/2004 to the SGX

04030285

SUPPL

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dlw 5/20

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
1st Quarter Financial Statement for the Period Ended March 31, 2004.

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the Period Ended March 31, 2004.

1(a)(i) Profit and Loss Statement of the Group.

	GROUP		
	1Q04	**1Q03**	**+ / (-)**
	S$'000	**S$'000**	**%**
Turnover	**1,369,439**	**911,685**	**50.2**
Cost of sales	(1,228,213)	(796,381)	54.2
Gross profit	141,226	115,304	22.5
General & administrative expenses	(80,540)	(69,776)	15.4
Profit from operations	**60,686**	**45,528**	**33.3**
Non-operating income (net)	6,800	11,020	(38.3)
Interest expense	(18,387)	(18,972)	(3.1)
Profit before taxation, associates and joint ventures	**49,099**	**37,576**	**30.7**
Share of Results of:			
- Associates	30,204	21,641	39.6
- Joint ventures	6,438	9,087	(29.2)
Profit before taxation	**85,741**	**68,304**	**25.5**
Taxation (See note 1a (iii))	(20,286)	(7,393)	174.4
Profit After taxation	**65,455**	**60,911**	**7.5**
Minority Interest	(22,863)	(22,708)	0.7
Net profit attributable to shareholders	**42,592**	**38,203**	**11.5**
Group earnings per ordinary share (in cents)			
-basic	2.34	2.10	11.4
-diluted	2.33	2.10	11.0

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

1(a)(ii) **Operating profits is arrived at after (charging)/crediting the following:**

	GROUP	
	1Q04	**1Q03**
	$'000	**$'000**
(a) Cost of Sales and General & Adminstrative expenses		
Depreciation and amortisation	(47,241)	(38,772)
Allowance made for doubtful debts & bad debts (made) / written off - net	(4,952)	1,854
(b) Non-operating income / (expenses) - net		
Interest and other income	9,018	11,711
Foreign exchange loss	(4,778)	(4)
Profit on sale of property, plant & equipment	3,416	411

1(a)(iii) **The Group's tax charge in 1Q04 included a writeback of provision for deferred tax of $4,259,000 mainly due to reduction in Singapore corporate tax rate and Group tax relief of $6,854,000 (1Q03: $14,145,000). There was no significant adjustment for under or over provision of tax in respect of prior years in 1Q04 and 1Q03.**

1(b)(i) Balance Sheets.

	GROUP		COMPANY	
	As at 31/3/2004	As at 31/12/2003	As at 31/3/2004	As at 31/12/2003
	$000	$000	$000	$000
Non-current assets				
Property, plant & equipment	2,508,269	2,514,223	856	1,193
Investments in subsidiaries	-	-	2,848,061	2,851,529
Interests in associates	589,158	585,061	-	-
Interests in joint ventures	273,522	260,605	-	-
Other financial assets	138,909	126,346	90	90
Long term receivables and prepayments	312,461	317,675	-	-
Intangible assets	134,198	129,484	-	-
Deferred tax assets	16,231	15,173	-	-
	3,972,748	3,948,567	2,849,007	2,852,812
Current assets				
Inventories and work-in-progress	823,061	656,118	-	-
Trade and other receivables	1,486,241	1,336,791	259,321	266,011
Other financial assets	1,649	1,638	-	-
Cash & cash equivalents	636,544	679,000	38,889	18,907
	2,947,495	2,673,547	298,210	284,918
Current liabilities				
Trade and other payables	1,706,739	1,473,090	1,401,309	1,396,141
Excess of progress billings over work in progress	98,602	132,591	-	-
Provisions	276,686	273,223	-	-
Employee benefits	6,138	3,542	3,465	1,684
Current tax payable	91,753	78,598	-	-
Interest-bearing borrowings	762,043	682,049	100,000	100,000
	2,941,961	2,643,093	1,504,774	1,497,825
Net current assets / (liabilities)	5,534	30,454	(1,206,564)	(1,212,907)
Non-current liabilities				
Deferred taxation liabilities	120,298	117,203	195	195
Provisions	37,160	43,170	-	-
Employee Benefits	51,545	49,831	886	554
Interest-bearing borrowings	1,185,313	1,252,251	400,000	400,000
Other long-term liabilities	131,153	132,873	-	-
	1,525,469	1,595,328	401,081	400,749
	2,452,813	2,383,693	1,241,362	1,239,156
Share Capital	455,541	455,429	455,541	455,429
Reserves	1,307,379	1,260,247	785,821	783,727
	1,762,920	1,715,676	1,241,362	1,239,156
Minority Interests	689,893	668,017	-	-
	2,452,813	2,383,693	1,241,362	1,239,156

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

1(b)(ii) Aggregate amount of the Group's borrowings and debt securities.

Amount repayable in one year or less, or on demand.

As at 31/03/2004		As at 31/12/2003	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
134,771	684,001	117,290	614,426

Amount repayable after one year.

As at 31/03/2004		As at 31/12/2003	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
791,373	463,697	824,380	497,181

Details of any collateral.

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,380 million.

1(c) Consolidated cash flow statements of the Group.

	GROUP 1Q04 S$'000	GROUP 1Q03 S$'000
Cash flows from Operating Activities		
Profit before tax and minority interests	85,741	68,304
Adjustment for :		
Dividend and interest income	(4,468)	(6,145)
Interest expense	18,387	18,972
Depreciation and amortisation	47,241	38,772
Share of results of associated companies and joint ventures	(36,642)	(30,728)
Profit on sales of property, plant and equipment	(3,416)	(411)
Gain on disposal of associates and joint ventures	(262)	0
Gain on disposal of investments	(188)	(147)
Allowance for doubtful debts made/(write-back) (net)	4,952	(1,854)
Other provisions made	3,352	3,359
Allowance for inventory obsolecence, inventory written off and foreseeable losses	3,260	1,419
Write-off/(Write-back) of impairment loss	532	(3,603)
Operating profit before working capital changes	118,489	87,938
Changes in working capital:		
Inventories and work-in-progress	(162,753)	(72,345)
Receivables	(102,403)	(24,574)
Payables	188,715	(13,584)
Balances with related parties	(59,997)	(27,651)
	(17,949)	(50,216)
Income tax paid	(5,750)	(19,193)
Net cash outflow from operating activities	(23,699)	(69,409)
Cash flows from Investing Activities		
Dividend and interest received	13,160	18,077
Return of capital from associates and joint ventures	2,093	895
Cash distributed from investments	0	1,141
Proceeds from disposal of associates and joint ventures	401	0
Proceeds from disposals of investments	2,106	147
Proceeds from disposal of property, plant and equipment	8,210	2,504
Acquisition of subsidiary, net of cash acquired	(660)	1,324
Acquistion/additional investments in associates and joint ventures	(7,414)	(792)
Acquisition of investments	(14,602)	0
Purchase of property, plant and equipment	(26,896)	(31,058)
Long term balances with related parties	(2,485)	25,410
Long term receivables	6,516	(1,019)
Net cash (outflow) / inflow from investing activities	(19,571)	16,629
Cash flows from Financing Activities		
Proceeds from share issue	445	0
Proceeds from share issue to minority shareholders	11,140	278
Net increase in bank borrowings	2,804	80,605
Other long term liablities	(2,192)	59
Dividends paid to minority shareholders of subsidiaries	(7,808)	0
Interest paid	(15,843)	(18,678)
Net cash (outflow) / inflow from financing activities	(11,454)	62,264
Net (decrease) / increase in cash and cash equivalents	(54,724)	9,484
Cash and cash equivalents at beginning of period	623,188	416,376
Effects of exchange rate changes on cash and equivalents	1,991	29
Cash and cash equivalents at end of period	570,455	425,889

1(d)(i) Statements of Changes in Equity.

GROUP	Share Capital $'000	Share Premium $'000	Merger Reserve $'000	Capital Reserve $'000	Currency Translation Reserve $'000	Accumulated Profits $'000	Total $'000
1Q04							
At 1/1/2004	455,429	292,629	29,201	35,900	67,278	835,239	1,715,676
Issue of shares under Executives' Share Option Scheme	112	333	-	-	-	-	445
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	(215)	-	-	(215)
Foreign currency translation difference	-	-	-	-	4,422	-	4,422
Profit for the period	-	-	-	-	-	42,592	42,592
At 31/03/2004	**455,541**	**292,962**	**29,201**	**35,685**	**71,700**	**877,831**	**1,762,920**
1Q03							
At 1/1/2003	455,215	291,941	29,201	31,195	30,289	665,834	1,503,675
Share of reserve of associates	-	-	-	(6)	-	-	(6)
Foreign currency translation difference	-	-	-	-	3,868	-	3,868
Profit for the period	-	-	-	-	-	39,203	39,203
At 31/03/2003	**455,215**	**291,941**	**29,201**	**31,189**	**34,157**	**705,037**	**1,546,740**

COMPANY	Share Capital $'000	Share Premium $'000	Accumulated Profits $'000	Total $'000
1Q04				
At 1/1/2004	455,429	292,629	491,098	1,239,156
Issue of shares under Executives' Share	112	333	-	445
Profit for the period	-	-	1,761	1,761
At 31/03/2004	**455,541**	**292,962**	**492,859**	**1,241,362**
1Q03				
At 1/1/2003	455,215	291,941	523,181	1,270,337
Loss for the period	-	-	(4,219)	(4,219)
At 31/03/2003	**455,215**	**291,941**	**518,962**	**1,266,118**

1(d)(ii) Changes in the Company's share capital.

During the period, the Company issued 450,625 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Executives' Share Option Scheme.

As at March 31, 2004, the Company's issued and paid up capital comprises 1,822,165,689 (March 31, 2003: 1,820,861,507) ordinary shares of $0.25 each and there were 61,511,569 (March 31, 2003: 52,896,494) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Executives' Share Option Scheme.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended December 31, 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. Earnings per ordinary share of the Group.

	1Q04	1Q03	+ / (-) %
Earnings per ordinary share of the group for the financial year based on net profit attributable to shareholders:-			
(i) Based on the weighted average number of shares (in cents)	2.34	2.10	11.4
- Weighted average number of shares (in million)	1,821.9	1,820.9	0.1
(ii) On a fully diluted basis (in cents)	2.33	2.10	11.0
- Adjusted Weighted average number of shares (in million)	1,826.4	1,820.9	0.3

7. Net asset value of the Group.

	Mar 31,2004	Dec 31,2003	+ / (-) %
Net asset value per Ordinary Share based on issued share capital at the end of the financial period (in cents)	96.75	94.18	2.7

8. Review of Group performance.

Table 1

Turnover (exclude inter-segment)	**1Q04**	**1Q03**	**+/(-)**
	$'m	**$'m**	**%**
Utilities	682.3	317.7	114.8
Engineering & Construction (E&C)	238.5	194.8	22.4
Environmental Engineering (Enviro)	50.4	37.8	33.3
Logistics	115.8	112.4	3.0
Marine Engineering (Marine)	242.1	194.3	24.6
Others	38.1	52.5	(27.4)
Corporate	2.2	2.2	0.0
	1,369.4	911.7	50.2

Table 2

Profit / (Loss) after tax & minority interest	**1Q04**	**1Q03**	**+/(-)**
	$'m	**$'m**	**%**
Utilities	21.1	16.7	26.3
Engineering & Construction (E&C)	0.5	6.8	(92.6)
Environmental Engineering (Enviro)	3.8	1.8	111.1
Logistics	15.4	12.2	26.2
Marine Engineering (Marine)	12.9	11.5	12.2
Others	2.3	2.9	(20.7)
Corporate	(13.4)	(13.7)	2.2
	42.6	38.2	11.5

Overview

The Group's turnover of $1.4 billion, grew by 50% over previous corresponding period.

Group's Profit After Tax and Minority Interest (PATMI) of $42.6 million was up 12% from 1Q03.

The growth was mainly due to the better results from Utilities, Logistics, Marine and Enviro.

Earnings per share (fully diluted) grew by 11% to 2.33 cents from 2.10 cents.

Turnover

Utilities continued to be the main contributor to the Group's turnover and growth in turnover over previous corresponding period. Utilities' significant growth was mainly contributed by its subsidiaries acquired last year, namely SembCorp Utilities UK (acquired in April 2003) and SembCorp Gas, which became a subsidiary in December 2003.

All businesses have also grown in turnover, except for Others, which has shown a decline, mainly due to the disposal of non-core businesses.

8. **Review of Group performance (Cont'd)**

PATMI

PATMI increased by $4.4 million (12%) from $38.2 million to $42.6 million. Utilities contributed 50% to the Group's PATMI. Other main contributors to the Group's earnings were Logistics and Marine.

Utilities' results improved by 26% to $21.1m. The improvement in results was contributed by its Energy operations and its Integrated Utilities, reduced by the weak performance from its Offshore Engineering.

Performance from Enviro improved by 111% mainly arising from better results from its waste collection business and contribution from its subsidiaries acquired in April 2003.

Share of Logistics' PATMI of $15.4 million was an increase of 26% over 1Q03 with Supply Chain Management business continuing to be its main growth driver. The improvement over 1Q03 was mainly due to its growth from North Asia and associates' better results.

Share of Marine's PATMI was 12% higher at $12.9 million, due to write-back of over-provision of tax in respect of prior years as a result of change in Singapore corporate tax rate and improvement in the margin for the ship repair business, reduced by lower contributions from associated companies and exchange loss.

E&C showed a PATMI of $0.5 million in 1Q04. E&C's 1Q03 PATMI has the benefits of the Group Tax Relief.

EVA

1Q04 EVA was $2.6 million. (1Q03: $13.0 million)

9. **Variance from a forecast, or a prospect statement.**

There has been no significant variance in the performance of the Group as compared to previous statements.

10. **Prospects.**

Group's earnings growth will be driven mainly by Utilities in 2004. The main profits contributors will continue to be Utilities, Logistics and Marine.

Barring unforeseen circumstances, overall operating performance for 2004 is expected to be better than 2003.

11. **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. Segmental Reporting.

1st Qtr 2004

BUSINESS SEGMENT	Utilities	E&C	Enviro	Logistics	Marine	Others	Corp-orate	Eliminat-ion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	682.3	238.5	50.4	115.8	242.1	38.1	2.2	-	1,369.4
Inter-segment revenue	4.5	0.6	0.5	0.1	2.9	0.4	4.4	(13.4)	-
Total revenue	686.8	239.1	50.9	115.9	245.0	38.5	6.6	(13.4)	1,369.4
Segment results	43.3	0.9	1.2	16.5	17.4	1.3	(17.6)	-	63.0
Interest Income	0.8	0.1	-	0.3	3.3	0.4	3.5	(3.9)	4.5
Interest Expense	(12.1)	(0.4)	-	(1.0)	(0.4)	(1.9)	(6.5)	3.9	(18.4)
	32.0	0.6	1.2	15.8	20.3	(0.2)	(20.6)	-	49.1
Share of results of associates	1.4	-	3.1	22.6	1.3	1.8	-	-	30.2
Share of results of joint ventures	1.8	-	-	1.7	(0.4)	3.3	-	-	6.4
	35.2	0.6	4.3	40.1	21.2	4.9	(20.6)	-	85.7
Taxation									(20.2)
Minority Interest									(22.9)
Net profit for the period									42.6
Assets & Liabilities									
Segment assets	2,134.0	550.7	139.6	345.2	1,184.2	806.0	536.1	(573.7)	5,122.1
Investment in associates	32.7	6.6	66.7	395.9	42.1	40.6	4.5	-	589.1
Investment in joint ventures	81.4	-	-	16.7	1.2	64.9	109.3	-	273.5
Interest Bearing Assets	235.3	54.7	-	40.1	439.6	121.7	552.0	(615.7)	827.7
Unallocated Assets									107.8
Total assets									6,920.2
Segment liabilities	740.7	525.0	31.6	131.3	428.2	467.5	451.0	(573.7)	2,201.6
Interest Bearing Liabilities	1,117.5	50.1	5.1	196.6	174.3	281.9	843.9	(615.7)	2,053.7
Unallocated Liabilities									212.1
Total liabilities									4,467.4
Capital Expenditure	10.8	0.5	1.5	5.1	7.4	1.4	0.2	-	26.9
Significant non-cash items									
Depreciation and amortisation	21.7	3.1	2.1	3.8	10.0	4.2	2.3	-	47.2
Other non-cash items (including provisions, loss on disposal and exchange differences)	8.3	4.2	0.1	0.4	3.6	0.5	6.5	-	23.6
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	441.7	133.6	45.5	80.8	26.7	18.6	6.3	(13.2)	740.0
Rest of Asia	57.9	100.3	5.4	30.0	40.5	19.9	0.3	(0.2)	254.1
Europe	140.3	4.4	-	0.2	106.7	-	-	-	251.6
Others	46.9	0.8	-	4.9	71.1	-	-	-	123.7
	686.8	239.1	50.9	115.9	245.0	38.5	6.6	(13.4)	1,369.4

12. Segmental Reporting (Cont'd)

1st Qtr 2003

BUSINESS SEGMENT	Utilities	E&C	Enviro	Logistics	Marine	Others	Corp-orate	Eliminat-ion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	317.7	194.8	37.8	112.4	194.3	52.5	2.2	-	911.7
Inter-segment revenue	4.9	(0.6)	-	0.4	1.2	7.0	3.9	(16.8)	-
Total revenue	322.6	194.2	37.8	112.8	195.5	59.5	6.1	(16.8)	911.7
Segment results	28.1	1.8	-	16.5	17.4	(0.8)	(12.5)	-	50.5
Interest Income	1.6	0.1	-	0.2	3.5	0.3	1.5	(1.2)	6.0
Interest Expense	(9.2)	(0.2)	-	(1.5)	(0.1)	(2.5)	(6.6)	1.2	(18.9)
	20.5	1.7	-	15.2	20.8	(3.0)	(17.6)	-	37.6
Share of results of associates	(0.3)	(0.7)	2.4	16.0	2.5	1.7	-	-	21.6
Share of results of joint ventures	5.5	-	-	-	-	3.6	-	-	9.1
	25.7	1.0	2.4	31.2	23.3	2.3	(17.6)	-	68.3
Taxation									(7.4)
Minority Interest									(22.7)
Net profit for the period									38.2
Assets & Liabilities									
Segment assets	1,451.1	632.7	108.2	349.3	1,109.4	915.4	520.5	(589.2)	4,497.4
Investment in associates	30.3	0.6	50.5	327.5	63.9	86.3	15.4		574.5
Investment in joint ventures	76.6	-	-	0.2	29.3	53.4	114.8		274.3
Interest Bearing Assets	184.8	12.7	15.5	29.0	356.3	119.9	497.6	(447.8)	768.0
Unallocated Assets									82.4
Total assets									6,196.6
Segment liabilities	305.7	579.1	25.7	127.4	458.5	483.4	523.0	(589.2)	1,913.6
Interest Bearing Liabilities	1,047.9	20.6	3.6	182.3	23.9	477.8	576.1	(447.8)	1,884.4
Unallocated Liabilities									172.4
Total liabilities									3,970.4
Capital Expenditure	14.3	0.7	3.1	7.0	3.4	2.0	0.6	-	31.1
Significant non-cash items									
Depreciation and amortisation	12.1	3.7	2.5	3.7	8.6	5.7	2.5	-	38.8
Other non-cash items (including provisions, loss on disposal and exchange differences)	0.5	0.1	0.1	0.6	1.6	0.1	7.6	-	10.6
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	242.3	149.5	37.8	80.6	30.9	33.0	5.9	(16.0)	564.0
Rest of Asia	40.2	33.0	-	27.1	31.0	26.3	0.2	(0.6)	157.2
Europe	32.5	7.0	-	0.1	58.9	-	-	-	98.5
Others	7.6	4.7	-	5.1	74.7	0.1	-	(0.2)	92.0
	322.6	194.2	37.8	112.9	195.5	59.4	6.1	(16.8)	911.7

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

13. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Please refer to Note 8 for analysis by business segments.

14. **Interested Parties Transactions**

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 1Q04 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Tuas Power/Power Seraya [1]	79,796
- Singapore Technologies Pte Ltd and its Associates	1,197
- Singapore Power Ltd and its Associates	937
- Temasek Capital (Private) Limited and its Associates	858
- PSA Corporation Limited and its Associates	803
	83,591
ST Assembly Test Services Ltd and its Associates	1,160
Singapore Airlines Limited and its Associates	718
Singapore Food Industries Ltd and its Associates	432
CWT Distribution and its Associates	293
ST Engineering Ltd and its Associates	263
SNP Corporation Ltd and its Associates	132
	86,589
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates [2]	54,578
- Singapore Power Ltd and its Associates	816
- Singapore Technologies Pte Ltd and its Associates	200
	55,594
Singapore Petroleum Company Limited and its Associates	13,159
	68,753
Treasury (Balances as at 31 Mar)	
Subscription of Debt Securities	
Singapore Technologies Pte Ltd and its Associates	20,266
Total Interested Person Transactions	**175,608**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and Power Seraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

[3] There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period 1 Jan 2004 to 31 Mar 2004.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
May 10, 2004

MASNET No. 82 OF 10.05.2004
Announcement No. 82

SEMBCORP INDUSTRIES LTD

PRESS RELEASE 1Q2004

PressRelease1Q2004final.p

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/05/2004 to the SGX

SembCorp Industries

May 10, 2004

SEMBCORP INDUSTRIES' 1Q2004 NET PROFIT RISES 12% TO $42.6 MILLION

SembCorp Industries delivered a 1Q2004 turnover of $1.4 billion, up 50% over 1Q2003. PATMI grew 12% to $42.6 million over the previous period.

Growth was due to better performance from Utilities, Environmental Engineering as well as Logistics and Marine Engineering businesses.

All Key Businesses showed growth in turnover. With a 1Q2004 turnover of $682.3 million, Utilities was the main contributor to Group turnover. Environmental Engineering and Marine Engineering also showed strong top line growth.

The main PATMI contributors were Utilities, Logistics and Marine Engineering. Utilities contributed 50% to Group PATMI and showed a 1Q2004 PATMI growth of 26% to $21.1 million. Environmental Engineering and Logistics' 1Q2004 PATMI also grew 111% to $3.8 million and 26% to $15.4 million respectively compared to the same period the year before.

Deputy Chairman and CEO, Wong Kok Siew said, "Our businesses have shown growth in the first quarter. Our management target remains at 12% to 16% growth in PATMI excluding exceptional items for the full year."

Full year Outlook

Group earnings growth will be driven mainly by Utilities in 2004. The main profit contributors will continue to be Utilities, Logistics and Marine Engineering.

Barring unforeseen circumstances, overall operating performance for 2004 is expected to be better than 2003.

-End-

For media and analysts' enquiries, please contact:

April Lee
Vice President
Group Corporate Relations
Tel: +65 6723 3160
Fax: +65 6822 3240
Email: april.lee@sembcorp.com.sg
Website: www.sembcorp.com.sg